Exhibit 99.1

XTL Announces Receipt of Staff Delist Determination from Nasdaq and Plans to Request Hearing

RAMAT GAN, ISRAEL, Feb. 27, 2026 (GLOBE NEWSWIRE) -- XTL Biopharmaceuticals Ltd. (Nasdaq:XTLB) (TASE:XTLB.TA) (the “Company” or “XTL”), announced today that it has received a letter (the “Letter”) from The Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”), dated February 25, 2026, notifying the Company of the Staff’s belief, based upon its review of the Company and pursuant to Nasdaq Listing Rule 5101, that the Company is a “public shell”, and that continued listing of the Company’s American Depositary Shares (“ADSs”) is no longer warranted. The Company intends to request a hearing (the “Hearing”) to appeal the delisting process before a Nasdaq Hearings Panel (the “Panel”). A Hearing request will stay the suspension of the ADSs and delisting pending the Panel’s decision.

The Letter stated that the Staff believes the Company no longer has an operating business, citing the Company’s prior public disclosure that its wholly owned subsidiary, The Social Proxy, had filed a formal application with the competent Israeli court for the commencement of insolvency proceedings and that on February 22, 2026, the court ordered The Social Proxy’s liquidation and the appointment of a trustee for the insolvency proceedings. The Staff noted that the Company’s purported shell status could lead to the ADSs being subject to market abuses and other violative conduct and that purchasers of the Company’s securities do not know what the operating business of the Company will be in the future.

Additionally, and as previously disclosed by the Company, on January 20, 2026 the Staff notified the Company that it did not comply with the minimum $2,500,000 stockholders’ equity requirement and on December 20, 2025, the Staff notified the Company that its ADSs were no longer in compliance with the minimum $1 bid price (the “Bid Price Rule”). In the Letter, the Staff stated that these matters serve as additional and separate bases for delisting the ADSs from Nasdaq, notwithstanding that the Company is currently under a compliance period for the Bid Price Rule.

Unless the Company requests the Hearing by March 4, 2026, trading of the Company’s ADSs will be suspended from The Nasdaq Capital Market at the opening of business on March 6, 2026, and will subsequently be removed from listing and registration when Nasdaq files a Form 25-NSE with the SEC. A timely Hearing request will stay the suspension of the ADSs and delisting pending the Panel’s decision. There can be no assurance that the Panel will grant the Company’s request for continued listing.

About XTL Biopharmaceuticals Ltd.

XTL is an IP Portfolio company that holds 100% of The Social Proxy Ltd. and IP portfolio including hCDR1 for Lupus (SLE) and Sjögren’s Syndrome (SS) that the company sublicensed. The company actively pursues strategic collaborations and acquisitions to expand its therapeutic portfolio into high-value disease areas.

XTL trades on the Nasdaq Capital Market (NASDAQ: XTLB) and Tel Aviv Stock Exchange (TASE: XTLB.TA).

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Words such as “continue,” “will,” “may,” “could,” “should,” “expect,” “expected,” “plans,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of the Company and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to (i) whether to the Company will be able to receive sub-licensing fees relating to its Hcdr1 intellectual property, (ii) the Company’s ability to successfully manage and integrate The Social Proxy and any other joint ventures, acquisitions of businesses, solutions or technologies; (iii) unanticipated operating costs, transaction costs and actual or contingent liabilities; (iv) the ability to attract and retain qualified employees and key personnel; (v) adverse effects of increased competition on the Company’s future business; (vi) the Company’s ability to protect its intellectual property; (vii) the Company’s ability to successfully consummate the acquisition of 85% of the outstanding shares of NeuroNOS Ltd. pursuant to the letter of intent signed by it and Beyond Air, Inc., and, if consummated, to successfully manage and integrate NeuroNos Ltd.; and (viii) local, industry and general business and economic conditions. Additional factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements can be found in the most recent annual report on Form 20-F and current reports on Form 6-K filed by the Company with the Securities and Exchange Commission. The Company anticipates that subsequent events and developments may cause its plans, intentions and expectations to change. The Company assumes no obligation, and it specifically disclaims any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law. Forward-looking statements speak only as of the date they are made and should not be relied upon as representing the Company’s plans and expectations as of any subsequent date.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.
Tel: +972 3 611 6666
Email: info@xtlbio.com
www.xtlbio.com